


13000023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/10/12

January 17, 2013

Adam J. Gwaltney
Hinckley, Allen & Snyder LLP
agwaltney@haslaw.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/17/13

Re: Providence and Worcester Railroad Company
Incoming letter dated December 10, 2012

Dear Mr. Gwaltney:

This is in response to your letter dated December 10, 2012 concerning the shareholder proposal submitted to P&W by John V. Frank. We also have received a letter on the proponent's behalf dated December 13, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: David J. Chavolla
Casner & Edwards, LLP
chavolla@casneredwards.com

January 17, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Providence and Worcester Railroad Company
Incoming letter dated December 10, 2012

The proposal relates to director elections.

There appears to be some basis for your view that P&W may exclude the proposal under rule 14a-8(h)(3). We note your representation that P&W included the proponent's proposal in its proxy statement for its 2012 annual meeting, but neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if P&W omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response also will apply to any future submissions to P&W by the same proponent with respect to an annual meeting held during calendar year 2014.

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



CASNER & EDWARDS, LLP
ATTORNEYS AT LAW

303 Congress Street
Boston, Massachusetts 02210

Telephone (617) 426-5900
Facsimile (617) 426-8810
www.casneredwards.com

December 13, 2012

Via Email: shareholderproposals@sec.gov.com
and by Federal Express

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 5th Street N.W.
Washington, D.C. 20549

Re: Exchange Act Rule 14a-8
Inclusion of Shareholder Proposal in 2013 Proxy Statement of
Providence & Worcester Railroad Company

Dear Sir/Madam:

We are counsel to John V. Frank, a common shareholder of Providence & Worcester Railroad Company (the "Company"). By letter dated November 26, 2012, Mr. Frank submitted a shareholder proposal for adoption at the annual meeting of the shareholders of the Company, scheduled to be held on April 24, 2013, and for inclusion in the Company's proxy statement and form of proxy relating to such meeting. This letter is submitted in response to the Company's December 10, 2012 request, a copy of which is enclosed for reference, for approval by the Securities and Exchange Commission ("SEC") of the Company's exclusion of our client's proposal from the Company's proxy materials for the 2013 meeting and exclusion of any proposal submitted by our client from the Company's proxy materials for its 2014 annual meeting of shareholders. For the reasons discussed below, on Mr. Frank's behalf we ask that the SEC deny the Company's request.

In its December 10, 2012 letter, the Company asserts it is permitted to exclude our client from submitting any shareholder proposal for the Company's 2013 or 2014 meetings because he failed to appear at, or send a representative to, the Company's 2012 annual meeting and offered no excuse for his absence. However, the exclusion under Rule 14a-8(h) is permissive and not mandatory, and it applies only if a shareholder or his or her qualified representative fails to appear and present its proposal at a meeting of shareholders without good cause.

Mr. Frank had good cause for not attending the 2012 meeting and for not having a qualified representative appear to present the proposal at the meeting. Mr. Frank had every intention of attending the 2012 meeting and made plans in advance for doing so. On the day of the meeting, April 25, 2012, Mr. Frank was at his home in Pomfret, Connecticut, and had planned to drive to the meeting in Worcester, Massachusetts. As the Company knows, our client had attended the last 2 annual meetings prior to the 2012 meeting. However, on the morning of April 25, 2012, he woke up with a severe case of diarrhea, rendering him incapacitated for more than 24 hours and unable to attend the meeting. Mr. Frank did not have time or opportunity to prepare, sign and deliver necessary proxy documentation to enable another person to serve as his qualified representative at the meeting later that same morning. Mr. Frank's sudden illness on the morning of the meeting constituted good cause for his failure to attend or to appoint an authorized representative to attend on his behalf. Had Mr. Frank had the opportunity to contact me or another individual to serve as his representative at the meeting, he would have done so. In fact, we have had discussions regarding my serving as his proxy and representative at the 2013 meeting.

Our client's proposal addresses a serious governance issue. As discussed in the Supporting Statement to our client's proposal, two-thirds of the Company's Board of Directors is controlled by a small number of preferred shareholders (including the Chairman of the Board of Directors and Chief Executive Officer of the Company, who owns or controls 78.1% of the Company's outstanding Preferred Stock and 18.5% of the Company's Common Stock, on a fully converted basis). It is not in the interest of the Company shareholders as a whole to exclude our client's proposal from the proxy materials for the 2013 meeting. Rule 14a-8(h) does not require the Company to bar a shareholder proposal that is not presented at its meeting by the shareholder, and we believe that the Company should welcome the proposal presented by our client, who is trying to improve corporate governance.

We note that Mr. Eder, the Company's Chairman and the controlling preferred shareholder, is copied on the Company's letter. Has the Company's proposed exclusion of Mr. Frank's proposal been directed by Mr. Eder, and is the Board of Directors aware of the Company's proposed action in this matter?

On the basis of the foregoing, we respectfully urge the SEC to deny the Company's request stated in its December 10, 2012 letter. I am available at any time to discuss questions or provide additional information in this matter.

Very truly yours,



David J. Chavolla

DJC:mtl
Enclosure
Cc: John V. Frank
Adam J. Gwaltney, Esq.

56691.0/545198.1

HinckleyAllenSnyder LLP
ATTORNEYS AT LAW

50 Kennedy Plaza
Suite 1500
Providence, RI 02903-2319
TEL: 401.274.2000
FAX: 401.277.9600
www.haslaw.com

December 10, 2012

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exchange Act Rule 14a-8: Exclusion of Shareholder Proposal from 2013 Proxy Statement of Providence and Worcester Railroad Company

Dear Sir or Madam:

We are counsel to Providence and Worcester Railroad Company (the "Company"). The Company has received a shareholder proposal dated November 26, 2012 (the "2013 Proposal") on behalf of John V. Frank ("Frank") for inclusion in the proxy materials for the Company's 2013 annual meeting of shareholders (the "Meeting"). For the reasons discussed below, the Company intends to omit the 2013 Proposal from its 2013 proxy materials, and respectfully requests that the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if the Company omits the 2013 Proposal. We also request forward-looking relief for any proposal(s) that Frank may submit for inclusion in the Company's 2014 proxy materials.

I. Background

On November 27, 2012, the Company received a letter on behalf of Frank requesting that the 2013 Proposal be included in the proxy statement to be distributed to shareholders in connection with the Meeting. A copy of the letter is attached hereto as Exhibit A. The Company previously included a shareholder proposal (the "2012 Proposal") submitted by Frank in its 2012 annual meeting proxy statement. Neither Frank nor any representative of Frank attended the Company's 2012 annual meeting, and Frank failed to provide any explanation for his absence.

II. Summary of the Company's Position

Rule 14a-8(h) expressly permits the Company to exclude the 2013 Proposal from its proxy materials for the Meeting. Under Rule 14a-8(h), a shareholder who has submitted a proposal to be included in a company's proxy statement must appear personally at the shareholders' meeting or send a representative to present the proposal, or provide good cause for the shareholder's absence. Frank's 2012 Proposal was included in the Company's 2012 proxy statement, but neither Frank nor his representative attended the 2012 annual meeting. Moreover, Frank did not provide any reason for his failure to appear or be represented at the 2012 meeting. Because Frank failed to appear or send a representative to the Company's 2012 annual meeting without good cause, we believe that Rule 14a-8(h) permits the Company to exclude any proposals submitted by Frank from its proxy materials for any meetings held during two year period following the 2012 annual meeting of the Company.

III. Discussion

A. The 2012 Proposal Submitted by Frank Was Included in the Company's 2012 Proxy Statement, But Neither Frank or His Representative Attended the Meeting and Frank Did Not Show Good Cause for His Absence.

The Company included the 2012 Proposal submitted by Frank in the proxy statement for the Company's 2012 annual meeting. Neither Frank nor any representative of Frank attended the Company's 2012 annual meeting to present the 2012 Proposal, as required under Rule 14a-8(h)(1). In addition, Frank did not provide any explanation for his failure to attend the 2012 annual meeting or send a representative.[1]

B. The 2013 Proposal Should Be Excluded Under the Express Terms of Rule 14a-8(h).

Under Rule 14a-8(h)(3), the Company is permitted to exclude any shareholder proposals from Frank for any meeting held in the two calendar years following the 2012 annual meeting. Frank failed to appear at, or send a representative to, the Company's 2012 annual meeting and offered no excuse for his absence.

Given the failure of Frank to adhere to the attendance requirements of Rule 14a-8(h) at the Company's 2012 annual meeting, the Rule permits the Company to exclude Frank from submitting any shareholder proposal for the Company's 2013 or 2014 meeting.

IV. Conclusion

On the basis of the foregoing, the Company respectfully requests the concurrence of the Staff that the 2013 Proposal may be excluded from the Company's proxy materials for the Meeting. The Company also concurrently requests forward-looking relief for any proposal(s) that Frank may submit for inclusion in the Company's 2014 proxy materials.[2]

---

[1] As a courtesy to the shareholders who voted on Frank's proposal, the Company permitted submission of the proposal at the 2012 annual meeting despite the unexcused absence of Frank. The proposal was defeated. We note that this voluntary submission of the 2012 Proposal by the Company does not waive the attendance requirements of Rule 14a-8(h).

[2] Subsection (C)(4)(c) of CF Staff Legal Bulletin No. 14 (Jul. 13, 2001) authorizes the concurrent request for forward-looking relief for the subsequent year, with the request for current relief, to exclude a shareholder proposal under Rule 14a-8(h)(3) where the shareholder failed to attend the annual meeting in the prior year without good cause.

We would be happy to provide you with any additional information or answer any questions that you may have. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to contact me at (401) 457-5192 or agwaltney@haslaw.com if I may be of any further assistance in this matter.

Very truly yours,



Adam J. Gwaltney

cc: Robert H. Eder
Marie Angelini
Stephen Carlotti

Exhibit A

(see attached)



RECEIVED NOV 27 2012
303 Congress Street
Boston, Massachusetts 02210

Telephone (617) 426-5900
Facsimile (617) 426-8810
www.casneredwards.com

November 26, 2012

BY FEDERAL EXPRESS

Marie A. Angelini, Esq.
Secretary and General Counsel
Providence and Worcester Railroad Company
75 Hammond Street
Worcester, MA 01810

Dear Ms. Angelini:

On behalf of our client, Mr. John V. Frank, a shareholder of Providence and Worcester Railroad Company (the "Company"), and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended, I am enclosing a shareholder proposal for adoption at the annual meeting of the shareholders of the Company, which is scheduled to be held on April 24, 2013, and for inclusion in the Company's proxy statement and form of proxy relating to such meeting. The shareholder proposal is accompanied by a Supporting Statement, which should also be included in the proxy statement. Also enclosed is a letter dated November 15, 2012 from Mr. Frank's broker, Robert W. Baird & Co., stating that he has continuously held (i) 200 shares of Company common stock in his IRA account since December 26, 1997, and (ii) 1,000 shares of the Company's common stock in his Trust account since March 3, 2010. Such letter confirms that Mr. Frank has held at least $2,000 in market value, or 1% of the Company's securities entitled to vote on his proposal at the annual meeting, for at least one year. There is also enclosed Mr. Frank's letter dated November 19, 2012 stating that he intends to hold such securities through the date of the 2013 Company annual meeting of shareholders.

Please confirm receipt of the enclosed materials and that Mr. Frank's proposal and the Supporting Statement will be included in the Company's proxy statement.

Very truly yours,



David J. Chavolla

DJC:mtl
Enclosure
cc: John V. Frank

#543594

SHAREHOLDER PROPOSAL

John V. Frank has proposed the adoption of the following proposal at the annual meeting and has furnished the following statement in support of the proposal. Mr. Frank's address is *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** . Mr. Frank has represented to the Company that he held 1,200 shares of common stock as of November 19, 2012. *If properly presented at the meeting, the affirmative vote of a majority of the votes properly cast on this proposal at the annual meeting is required to approve this proposal.*

RESOLVED: That as soon as practicable but in any event within ninety (90) days after the 2013 annual meeting of Company shareholders, the board of directors shall give consideration to preparing and recommending for adoption by the shareholders an amendment to the Company's Restated Charter which shall provide for the elimination of separate classes of directors and replacement by a single class of directors to be voted on together by the common shareholders and the preferred shareholders on an "as converted" basis.

SUPPORTING STATEMENT

The Company's Restated Charter provides for election of one third of the Company's board of directors by the holders of the Company's Common Stock and the remaining two thirds of the board by the holders of the Company's Preferred Stock, of which there are 653 shares authorized by the Restated Charter. The Restated Charter also provides that each share of Preferred Stock may be converted, at any time at the holder's option, into 100 shares of Common Stock. Conversion of all of the authorized shares of Preferred Stock would result in an aggregate number of converted shares of Common Stock totalling less than one and a half percent (1.5%) of the currently issued and outstanding Common Stock. As indicated in the foregoing, the Company's board of directors is controlled by a small number of preferred shareholders (including the Chairman of the Board of Directors and Chief Executive Officer of the Company, who owns or controls 78.1% of the Company's outstanding Preferred Stock and 18.5% of the Company's Common Stock on a fully converted basis) whose disproportionate voting power is protected by the current Restated Charter provisions. The Company would be better served by a board of directors that represents all shareholder interests rather than that of a small minority. A more accountable and diverse board could enhance shareholder value by providing more forward looking and responsive leadership, improved guidance of the Company's business and more objective oversight of the Company's management. Broader representation on the board would provide more opportunity for the Company and its shareholders to benefit from a wider range of experience from such board members, who may be more in touch with current market conditions and opportunities.

This shareholder proposal was proposed for adoption at the Company's 2012 annual meeting. At that meeting, 51.7% of the Common Stock was voted in favor of the proposal, but the proposal was not adopted because substantially all of the Preferred Stock was voted against the proposal. Adoption of the proposal at this meeting is in the Company's best interest since it will enable the board to better exercise fiduciary duties to all shareholders by aligning board voting control with equity ownership control held by common shareholders.

56691.1/543307.1

BAIRD

Greg Smith
Senior Vice President
Branch Manager
The Smith, Hudson & Finkes Group
Private Wealth Management

November 15, 2012

To whom this may concern:

Mr. John V. Frank has held in his IRA account 200 shares of the common stock of the Providence & Worcester Rail Road Company free clear and unencumbered since purchase on December 26, 1997. Mr. Frank has held in his trust account 1,000 shares of the common stock of the Providence & Worcester Rail Road Company free clear and unencumbered since purchase on March 3, 2010.

These shares are being held in Mr. John V. Frank's accounts at Robert W. Baird & Co. Inc. The shares have been continually held by Mr. Frank in their respective accounts and have never had any orders placed to sell these shares of Providence & Worcester Rail Road Company.

Thank you,



Greg Smith
Senior Vice President
Branch Manager

Robert W. Baird & Co.
3875 Embassy Pkwy Ste 300
Akron OH 44333
Direct 877 792-7868
Toll Free 330 664-5500
Fax 330 664-5550
Email gsmith@rwbaird.com
www.bairdfinancialadvisor.com/shfgroup

JOHN V. FRANK

*** FISMA & OMB Memorandum M-07-16 ***

November 19, 2012

Providence & Worchester Railroad Co.
75 Hammond Street
Worchester, MA 01601

Gentlemen:

My IRA account purchased 200 shares of your Company's stock December 26, 1997, and my Trust purchased 1,000 shares on March 19, 2010. These share are held for investment and will not be sold now or before the 2013 Annual Meeting; it is my intention to purchase additional shares in the future.

Sincerely yours,



John V. Frank
Trustee

JVF:gd

HinckleyAllenSnyderLLP
ATTORNEYS AT LAW

50 Kennedy Plaza
Suite 1500
Providence, RI 02903-2319
TEL: 401.274.2000
FAX: 401.277.9600
www.haslaw.com

RECEIVED
2012 DEC 14 PM 2:39
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 10, 2012

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exchange Act Rule 14a-8: Exclusion of Shareholder Proposal from 2013 Proxy Statement of Providence and Worcester Railroad Company

Dear Sir or Madam:

We are counsel to Providence and Worcester Railroad Company (the "Company"). The Company has received a shareholder proposal dated November 26, 2012 (the "2013 Proposal") on behalf of John V. Frank ("Frank") for inclusion in the proxy materials for the Company's 2013 annual meeting of shareholders (the "Meeting"). For the reasons discussed below, the Company intends to omit the 2013 Proposal from its 2013 proxy materials, and respectfully requests that the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if the Company omits the 2013 Proposal. We also request forward-looking relief for any proposal(s) that Frank may submit for inclusion in the Company's 2014 proxy materials.

I. Background

On November 27, 2012, the Company received a letter on behalf of Frank requesting that the 2013 Proposal be included in the proxy statement to be distributed to shareholders in connection with the Meeting. A copy of the letter is attached hereto as Exhibit A. The Company previously included a shareholder proposal (the "2012 Proposal") submitted by Frank in its 2012 annual meeting proxy statement. Neither Frank nor any representative of Frank attended the Company's 2012 annual meeting, and Frank failed to provide any explanation for his absence.

II. Summary of the Company's Position

Rule 14a-8(h) expressly permits the Company to exclude the 2013 Proposal from its proxy materials for the Meeting. Under Rule 14a-8(h), a shareholder who has submitted a proposal to be included in a company's proxy statement must appear personally at the shareholders' meeting or send a representative to present the proposal, or provide good cause for the shareholder's absence. Frank's 2012 Proposal was included in the Company's 2012 proxy statement, but neither Frank nor his representative attended the 2012 annual meeting. Moreover, Frank did not provide any reason for his failure to appear or be represented at the 2012 meeting. Because Frank failed to appear or send a representative to the Company's 2012 annual meeting without good cause, we believe that Rule 14a-8(h) permits the Company to exclude any proposals submitted by Frank from its proxy materials for any meetings held during two year period following the 2012 annual meeting of the Company.

III. Discussion

A. The 2012 Proposal Submitted by Frank Was Included in the Company's 2012 Proxy Statement, But Neither Frank or His Representative Attended the Meeting and Frank Did Not Show Good Cause for His Absence.

The Company included the 2012 Proposal submitted by Frank in the proxy statement for the Company's 2012 annual meeting. Neither Frank nor any representative of Frank attended the Company's 2012 annual meeting to present the 2012 Proposal, as required under Rule 14a-8(h)(1). In addition, Frank did not provide any explanation for his failure to attend the 2012 annual meeting or send a representative.[1]

B. The 2013 Proposal Should Be Excluded Under the Express Terms of Rule 14a-8(h).

Under Rule 14a-8(h)(3), the Company is permitted to exclude any shareholder proposals from Frank for any meeting held in the two calendar years following the 2012 annual meeting. Frank failed to appear at, or send a representative to, the Company's 2012 annual meeting and offered no excuse for his absence.

Given the failure of Frank to adhere to the attendance requirements of Rule 14a-8(h) at the Company's 2012 annual meeting, the Rule permits the Company to exclude Frank from submitting any shareholder proposal for the Company's 2013 or 2014 meeting.

IV. Conclusion

On the basis of the foregoing, the Company respectfully requests the concurrence of the Staff that the 2013 Proposal may be excluded from the Company's proxy materials for the Meeting. The Company also concurrently requests forward-looking relief for any proposal(s) that Frank may submit for inclusion in the Company's 2014 proxy materials.[2]

---

[1] As a courtesy to the shareholders who voted on Frank's proposal, the Company permitted submission of the proposal at the 2012 annual meeting despite the unexcused absence of Frank. The proposal was defeated. We note that this voluntary submission of the 2012 Proposal by the Company does not waive the attendance requirements of Rule 14a-8(h).

[2] Subsection (C)(4)(c) of CF Staff Legal Bulletin No. 14 (Jul. 13, 2001) authorizes the concurrent request for forward-looking relief for the subsequent year, with the request for current relief, to exclude a shareholder proposal under Rule 14a-8(h)(3) where the shareholder failed to attend the annual meeting in the prior year without good cause.

We would be happy to provide you with any additional information or answer any questions that you may have. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to contact me at (401) 457-5192 or agwaltney@haslaw.com if I may be of any further assistance in this matter.

Very truly yours,



Adam J. Gwaltney

cc: Robert H. Eder
Marie Angelini
Stephen Carlotti

Exhibit A

(see attached)


CASNER & EDWARDS, LLP
ATTORNEYS AT LAW

RECEIVED NOV 27 2012

303 Congress Street
Boston, Massachusetts 02210

Telephone (617) 426-5900
Facsimile (617) 426-8810
www.casneredwards.com

November 26, 2012

BY FEDERAL EXPRESS

Marie A. Angelini, Esq.
Secretary and General Counsel
Providence and Worcester Railroad Company
75 Hammond Street
Worcester, MA 01810

Dear Ms. Angelini:

On behalf of our client, Mr. John V. Frank, a shareholder of Providence and Worcester Railroad Company (the "Company"), and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended, I am enclosing a shareholder proposal for adoption at the annual meeting of the shareholders of the Company, which is scheduled to be held on April 24, 2013, and for inclusion in the Company's proxy statement and form of proxy relating to such meeting. The shareholder proposal is accompanied by a Supporting Statement, which should also be included in the proxy statement. Also enclosed is a letter dated November 15, 2012 from Mr. Frank's broker, Robert W. Baird & Co., stating that he has continuously held (i) 200 shares of Company common stock in his IRA account since December 26, 1997, and (ii) 1,000 shares of the Company's common stock in his Trust account since March 3, 2010. Such letter confirms that Mr. Frank has held at least $2,000 in market value, or 1% of the Company's securities entitled to vote on his proposal at the annual meeting, for at least one year. There is also enclosed Mr. Frank's letter dated November 19, 2012 stating that he intends to hold such securities through the date of the 2013 Company annual meeting of shareholders.

Please confirm receipt of the enclosed materials and that Mr. Frank's proposal and the Supporting Statement will be included in the Company's proxy statement.

Very truly yours,



David J. Chavolla

DJC:mtl
Enclosure
cc: John V. Frank

#543594

SHAREHOLDER PROPOSAL

John V. Frank has proposed the adoption of the following proposal at the annual meeting and has furnished the following statement in support of the proposal. Mr. Frank's address is *** FISMA & OMB Memorandum M-07-16 *** . Mr. Frank has represented to the Company that he held 1,200 shares of common stock as of November 19, 2012. *If properly presented at the meeting, the affirmative vote of a majority of the votes properly cast on this proposal at the annual meeting is required to approve this proposal.*

RESOLVED: That as soon as practicable but in any event within ninety (90) days after the 2013 annual meeting of Company shareholders, the board of directors shall give consideration to preparing and recommending for adoption by the shareholders an amendment to the Company's Restated Charter which shall provide for the elimination of separate classes of directors and replacement by a single class of directors to be voted on together by the common shareholders and the preferred shareholders on an "as converted" basis.

SUPPORTING STATEMENT

The Company's Restated Charter provides for election of one third of the Company's board of directors by the holders of the Company's Common Stock and the remaining two thirds of the board by the holders of the Company's Preferred Stock, of which there are 653 shares authorized by the Restated Charter. The Restated Charter also provides that each share of Preferred Stock may be converted, at any time at the holder's option, into 100 shares of Common Stock. Conversion of all of the authorized shares of Preferred Stock would result in an aggregate number of converted shares of Common Stock totalling less than one and a half percent (1.5%) of the currently issued and outstanding Common Stock. As indicated in the foregoing, the Company's board of directors is controlled by a small number of preferred shareholders (including the Chairman of the Board of Directors and Chief Executive Officer of the Company, who owns or controls 78.1% of the Company's outstanding Preferred Stock and 18.5% of the Company's Common Stock on a fully converted basis) whose disproportionate voting power is protected by the current Restated Charter provisions. The Company would be better served by a board of directors that represents all shareholder interests rather than that of a small minority. A more accountable and diverse board could enhance shareholder value by providing more forward looking and responsive leadership, improved guidance of the Company's business and more objective oversight of the Company's management. Broader representation on the board would provide more opportunity for the Company and its shareholders to benefit from a wider range of experience from such board members, who may be more in touch with current market conditions and opportunities.

This shareholder proposal was proposed for adoption at the Company's 2012 annual meeting. At that meeting, 51.7% of the Common Stock was voted in favor of the proposal, but the proposal was not adopted because substantially all of the Preferred Stock was voted against the proposal. Adoption of the proposal at this meeting is in the Company's best interest since it will enable the board to better exercise fiduciary duties to all shareholders by aligning board voting control with equity ownership control held by common shareholders.

56691.1/543307.1


BAIRD

Greg Smith
Senior Vice President
Branch Manager
The Smith, Hudson & Finkes Group
Private Wealth Management

November 15, 2012

To whom this may concern:

Mr. John V. Frank has held in his IRA account 200 shares of the common stock of the Providence & Worcester Rail Road Company free clear and unencumbered since purchase on December 26, 1997. Mr. Frank has held in his trust account 1,000 shares of the common stock of the Providence & Worcester Rail Road Company free clear and unencumbered since purchase on March 3, 2010.

These shares are being held in Mr. John V. Frank's accounts at Robert W. Baird & Co. Inc. The shares have been continually held by Mr. Frank in their respective accounts and have never had any orders placed to sell these shares of Providence & Worcester Rail Road Company.

Thank you,



Greg Smith
Senior Vice President
Branch Manager

Robert W. Baird & Co.
3875 Embassy Pkwy Ste 300
Akron OH 44333
Direct 877 792-7868
Toll Free 330 664-5500
Fax 330 664-5550
Email gsmith@rwbaird.com
www.bairdfinancialadvisor.com/shfgroup

November 19, 2012

Providence & Worchester Railroad Co.
75 Hammond Street
Worchester, MA 01601

Gentlemen:

My IRA account purchased 200 shares of your Company's stock December 26, 1997, and my Trust purchased 1,000 shares on March 19, 2010. These share are held for investment and will not be sold now or before the 2013 Annual Meeting; it is my intention to purchase additional shares in the future.

Sincerely yours,



John V. Frank
Trustee

JVF:gd

JOHN V. FRANK

*** FISMA & OMB Memorandum M-07-16 ***

August 13, 2010

Ms. Maria A. Angelini, Esq.
Secretary and General Counsel
Providence & Worcester Railroad Co.
75 Hammond Street
Worcester, MA 01610

Dear Ms. Angelini:

On June 14, 2010 you wrote me a letter acknowledging receipt of my letter dated June 3, 2010 saying: "I will get back to you regarding the questions you listed shortly." Two months have passed. When should I expect a response?

Sincerely yours,



John V. Frank

JVF:gd

JOHN V. FRANK

*** FISMA & OMB Memorandum M-07-16 ***

June 3, 2010

Ms. Maria A. Angelini, Esq.
Secretary and General Counsel
Providence & Worcester Railroad Co.
P. O. Box 16551
Worcester, MA 01610

Dear Ms. Angelini:

I have the following questions:

1. Are the draft minutes of the 2010 annual stockholders meeting to be submitted for approval at the April 27, 2011 annual meeting available? If not, when will they be?

2. I would like to know how the following stockholders voted on the question of directors' retirement at 75 years of age:

GATX Corporation
Steinberg Asset Management
Keeley Asset Management Company
Gabelli Funds

I want to avoid the nuisance of sending certified letters to the company and please acknowledge receipt of this letter as soon as possible.

Thank you very much for your assistance.

Sincerely yours,



John V. Frank

JVF:gd